April 2, 2004


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404

   Re:      Obsidian Enterprises, Inc.
            Rule 477 Application for Withdrawal
            Registration Statement on Form S-4 (Reg. No. 333-111191)

Ladies and Gentlemen:

     Obsidian Enterprises, Inc. (the "Registrant"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), hereby applies to the Commission to withdraw the Registrant's Registration Statement on Form S-4, as amended (Reg. No. 333-111191) (the "Registration Statement"). On December 15, 2003, the Registrant filed the Registration Statement and commenced its exchange offer for Net Perceptions, Inc. ("Net Perceptions"). The Registration Statement has not yet become effective. The Registrant disclosed in the Registration Statement various conditions to the exchange offer, including that Net Perceptions not dispose of any of its assets other than in the ordinary course of business. On March 31, 2004, Net Perceptions publicly announced that it had closed its previously announced sale of its patent portfolio. As a result, the Registrant has determined to terminate its offer for failure of a condition.

     We hereby confirm that no securities were sold in connection with the offering. As provided in Rule 477, we understand that this application will be deemed granted effective immediately, unless, within 15 days of the date hereof, the Commission notifies the Registrant that the application for withdrawal will not be granted.

     We appreciate your review of our request. Should you have additional comments or questions, please contact me at (317) 237-4055 or Steve Dutton of Barnes & Thornburg at (317) 231-7542.


                                    Very truly yours,
                                    OBSIDIAN ENTERPRISES, INC.



                                    By:  /s/ Timothy S. Durham
                                        --------------------------------------
                                         Timothy S. Durham, Chairman and CEO